UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: February 16, 2023

(Date of earliest event reported)

Ei.Ventures, Inc.

(Exact name of registrant as specified in its charter)

Delaware	84-1871358
(State or other incorporation)	(I.R.S. Employer Identification No.)

1215 South Kihei Road, #424

Kihei, Hawaii  96753

(Full mailing address of principal executive offices)

(808) 213-8191

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.      Other Events.

Termination of Merger Agreement

On February 16, 2023, Ei.Ventures, Inc. (the “Company”), PSLY.com, Inc. (“PSLY.com”) and Mycotopia Therapies, Inc. (“Mycotopia Therapies”) agreed to mutually terminate the Agreement and Plan of Merger, dated May 17, 2022 (the “Merger Agreement”), that provided for the acquisition of the Company and Mycotopia Therapies by PSLY.com, Inc. by way of triangular merger, under which each of the two companies would form a new holding company, PSLY.COM, and operate as a wholly owned subsidiary of PSLY.com, Inc. following completion of the merger. A copy of the executed Termination of Agreement and Plan of Merger is filed as exhibit 7.1 to this Current Report on Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYLETE, Inc.

By:	/s/ David Nikzad
Name:	David Nikzad
Title:	Chief Executive Officer

Date:	February 22, 2023

Exhibit Index

Exhibit No.	Description

7.1	Termination of Agreement and Plan of Merer, dated February 16, 2023, by and among Ei.Ventures, inc. and Mycotopia Therapies, Inc.

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